Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, May 6, 2015 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders and the extraordinary general meeting of shareholders approved today all resolutions on each meeting’s agenda.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2014. Notwithstanding the foregoing, the general meeting was informed of the previously-reported discussions with the U.S. Securities and Exchange Commission (SEC) regarding the carrying value of Tenaris’s investment in Usiminas.

The annual general meeting also approved the annual accounts as at December 31, 2014, and the payment of a dividend for the year ended December 31, 2014, of US$0.45 per share (or US$0.90 per ADS), or approximately US$531 million, which includes the interim dividend of US$0.15 per share (or US$0.30 per ADS) paid in November 2014.  Tenaris will pay the balance of the annual dividend in the amount of US$0.30 per share (US$0.60 per ADS) on May 20, 2015, with an ex-dividend date of May 18, 2015.

The annual general meeting approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2015 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, as Tenaris’s independent auditors for the fiscal year ending December 31, 2015.

The extraordinary general meeting of shareholders also held today resolved to renew the validity period of Tenaris's authorized unissued share capital, granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders, and approved the corresponding amendments to Tenaris’s articles of association to reflect such resolutions. Copies of the amended articles of association may be obtained by contacting the Company's registered office in Luxembourg.

Copies of the minutes of the annual general meeting and of extraordinary general meeting can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.